Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO

SELL ITS PROJECT IN KOCHI, INDIA

Tel Aviv, Israel, January 8, 2019, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated December 12, 2018, regarding an agreement with a local investor to waive any of its rights and interest in the SPV which holds a land plot in Kochi, India for a total consideration of approximately 1.2 million EURO (the “Consideration”); that the amount that was supposed to be paid to the Company until December 31, 2018 (50% of the Consideration) was not received yet.

The Company expects that this amount will be paid within a few weeks. The Company will update regarding any new developments.

The information detailed above, concerning the realization of the transaction to sell its project in Kochi, India, is a forward-looking statement. Actual results may differ materially from those projected, expressed or implied in the forward-looking statement as a result of various factors including, without limitation, a change in market conditions, disputes with the local investor, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2017, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com